Mail Stop 3561

July 21, 2006

Warren Robb, President
Pioneer Exploration Inc.
800 West Pender St., Suite 620
Vancouver BC V6C 2V6

Re: Pioneer Exploration Inc.
        Registration Statement on Form SB-2
        Filed July 13, 2006
        File No. 333-135743

Dear Mr. Robb:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1.   According to public documents filed with the Commission, there appear to be
several connections and similarities between Pioneer Exploration Inc. and its proposed
offering and Chilco River Holdings Inc., a company filing reports under the Securities
Exchange Act of 1934. Chilco River filed a selling shareholder registration statement on
Form SB-2 in March, 2004, which became effective in August 2004. In its Form SB-2
registration statement, Chilco River described itself as a mineral exploration company.
Pioneer also describes itself as a mineral exploration company, and its business plan is
substantially similar to Chilco River's plan. Pioneer's Form SB-2 covers a selling

shareholder offering, as did Chilco River's. Thomas Brady, a Pioneer director and executive officer, was a director and executive officer of Chilco River. Robert Krause, one of the larger selling shareholders in Pioneer's Form SB-2, was president and director of Chilco River. In addition, many of the selling shareholders in Pioneer's Form SB-2 were selling shareholder in Chilco River's registration statement.

Chilco River, approximately eleven months after going effective on its Form SB-2 registration statement, filed a current report with the Commission disclosing an agreement to acquire a private operating company in a reverse merger. The private operating company, KUBUK International, Inc., operates a hotel and casino in Lima, Peru. Chilco River's Form 8-K report filed August 2005 indicated that its management, including Messrs. Krause and Brady, "began exploring other business opportunities at the beginning of 2005," about four months following effectiveness of its Form SB-2.

 a.   Please disclose the relationships among the Pioneer selling shareholders who also were selling shareholders or are related to selling shareholders in Chilco River's registration statement. Further, please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Pioneer by those Chilco River selling shareholders.

b.   Given the similarities and connections between Chilco River and Pioneer and Chilco River's reverse merger activities, please revise the Pioneer registration statement to comply with Rule 419. If you do not believe Rule 419 applies to Pioneer's offering, please add disclosure to the Form SB-2 prospectus explaining why Pioneer is not a blank check company within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of Chilco River including its reverse merger activities following effectiveness of its Form SB-2, disclose the various connections and similarities between Chilco River and Pioneer and explain in your disclosure why the reverse merger activities conducted by Chilco River are not indicative of Pioneer's proposed activities.

> 2. Please amend the Form SB-2 to include the signature of your principal accounting officer.

*******

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Laughlin Associates, Inc.
        2533 N. Carson St.
        Carson City, Nevada 89706